SALARIUS PHARMACEUTICALS, INC.
2450 Holcombe Blvd., Suite X
Houston, Texas 77021

August 11, 2025

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Salarius Pharmaceuticals, Inc.
Registration Statement on Form S-1, as amended
File No. 333-284368
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Salarius Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests the withdrawal of its acceleration request letter filed as correspondence via EDGAR transmission on August 8, 2025, which requested that the above-referenced registration statement (the “Registration Statement”) become effective on August 11, 2025, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Company hereby formally withdraws its request for acceleration of the effective date as stated above.

Please contact Stephen Nicolai of Hogan Lovells US LLP, counsel to the Company, at (267) 675-4642 if you have any questions or concerns regarding this matter.

Very truly yours,

SALARIUS PHARMACEUTICALS, INC.

By: /s/ Mark J. Rosenblum
Name: Mark J. Rosenblum
Title: Chief Financial Officer
Title: Chief Financial Officer

cc:     David J. Arthur, Salarius Pharmaceuticals, Inc.
Stephen Nicolai, Hogan Lovells US LLP
Michael F. Nertney, Ellenoff Grossman & Schole LLP
Thomas Fugnitti, Ellenoff Grossman & Schole LLP